UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

HITTITE MICROWAVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	000-51448 (Commission File Number)	04-2854672 (I.R.S Employer Identification No.)

2 Elizabeth Drive, Chelmsford, MA (Address of principal executive offices)	01824 (Zip Code)

William W. Boecke

(978) 250-3343

(Name and telephone number, including area code, of person

to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Hittite Microwave Corporation is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”) for the reporting period January 1, 2013 to December 31, 2013.

A copy of our Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.hittite.com.

The Conflict Minerals Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives of tantalum, tin and tungsten (the “Specified Minerals”).  The “Covered Countries” for the purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We design, develop and manufacture, or contract for the manufacture of, high performance integrated circuits, modules, subsystems and instrumentation for technically demanding radio frequency, microwave and millimeterwave applications. At December 31, 2013, we offered more than 1,100 standard and custom products having different electronic functions, performance characteristics and form factors, each represented by an individual part number. We believe that substantially all the products that we manufacture contain one or more of the Specified Minerals, and that the Specified Minerals included in our products are in most cases necessary to their functionality.

In our annual and quarterly reports to the Securities and Exchange Commission and in our external communications with customers and others we categorize our individual products for descriptive purposes into 36 product categories or product lines, based on their electronic function. To provide meaningful information to readers of this Form SD and the attached Conflict Minerals Report, the results of our inquiries and due diligence efforts are aggregated at the level of these functional product lines. Any reference herein to “Covered Products” or “Covered Product Groups” should be interpreted to refer collectively to all of the individual part numbers that are included in that functional product category or product line, as follows:

Our Covered Product Groups

Amplifiers	Frequency dividers and detectors	Phase locked loops with integrated voltage controlled oscillators
Attenuators	Frequency multipliers	Phase shifters
Automatic gain control	High speed digital logic	Power detectors
Broadband time delays	IF signal processing	Sensors
Clocks and timing	Interface	Signal conditioners
Comparators	Limiting amplifiers	Signal generators /instrumentation

Crosspoint switches	Mixers and converters	Successive detection logarithmic video amplifiers
Data converters	Modulators and demodulators	Switches
DC power conditioning	Multiplexer/demultiplexer (mux/demux)	Transimpedance amplifiers
DC power management	Optical modulator drivers	Transceivers
Dielectric resonator oscillators	Passives	Variable gain amplifiers
Filters-tunable	Phase locked loops	Voltage controlled oscillators and phase locked oscillators

We also offer modules and subsystems and instrumentation that incorporate or integrate multiple parts from the above Covered Product Groups.

We have conducted a reasonable country of origin inquiry regarding any Specified Minerals that are included in our Covered Product Groups. We believe that our country of origin inquiry was reasonably designed to determine whether any of the included Specified Minerals originated in the Covered Countries and whether any of the included Specified Minerals may be from recycled or scrap sources, and was conducted diligently and in good faith.

We also designed our country of origin inquiry to include inquiries as to the source (i.e., back to the smelter) and the chain of custody of all Specified Minerals included in our Covered Product Groups, so as to enable us, if necessary, also to conduct due diligence on the source and chain of custody of our Specified Minerals, should our country of origin inquiry prove inconclusive.

Our country of origin inquiry included the following actions:

•                  We organized a cross-functional working group, which we refer to in this report as our “Conflict Minerals Working Group,” including representatives from the following disciplines within our organization: engineering, product development, materials management, purchasing, manufacturing, quality, finance and sales. The Conflict Minerals Working Group was chaired by our vice president of global operations, who is an executive officer of our company.

•                  The Conflict Minerals Working Group reviewed our list of approximately four thousand suppliers of goods and services to identify those that were still active (i.e., had supplied us with materials or services in 2012 or 2013) and as to which there was a reasonable likelihood that the raw materials or components that they supplied to us might contain a Specified Mineral. We identified approximately 845 of these suppliers, which we refer to as the “Active Suppliers.”

•                  We sent a questionnaire to 689 Active Suppliers, in a format developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Extractives Working Group, that asked, among other things, whether Specified Minerals were contained in any product supplied to us by the respondent and, if so, whether they originated in a Covered Country, and also requested that the respondent identify the specific facility at which such Specified Minerals were smelted or refined. The remaining 156 Active Suppliers were determined not to have supplied Specified Minerals and therefore were not surveyed.

•                  Active Suppliers that did not respond within a reasonable amount of time or whose responses were insufficient were contacted again in writing and by telephone. We estimate that in the course of this effort, we made approximately 150 telephone calls and sent/received approximately 2,700 letters and emails. Hittite established a Supplier Point of Contact and engaged with the Active Suppliers and coached them on the requirements of Conflict Minerals. For Active Suppliers that were non-responsive, contact was escalated within the Conflict Minerals Working Group.

•                  Of the Active Suppliers, 144 reported that Specified Minerals were included in the products or components they supplied to us in 2013. We refer to the latter as the “Identified Minerals Suppliers.”

•                  We engaged with each of the Identified Minerals Suppliers and ultimately received completed EICC/GeSI questionnaires from almost all of them, with the following results:

•                  Of the 144 Identified Minerals Suppliers,

•                  73 stated that were unable to determine the origin of the Specified Minerals they supplied to Hittite, including:

•                  55 who provided responses stating that their own inquiries were not complete; and

•                  18 who provided responses that were incomplete or that we otherwise determined were not reliable; and

•                  71 responded that the Specified Minerals they supplied did not originate in a Covered Country. We reviewed the responses of these suppliers for completeness, internal consistency and for the presence of contrary evidence, or “red flags,” that might cast doubt on the reliability of the supplier’s representation as to the material’s origin. Where such an Identified Minerals Supplier’s response was considered by us to be reliable, based upon that review, and identified a specific conflict-free smelter at which the Specified Minerals supplied to us were processed, we characterized the supplier as a “Non-DRC Supplier.”

•                  Of the 144 Identified Minerals Suppliers, 50 stated that their Specified Minerals came from a recycler or scrap supplier, 56 stated none of their Specified Minerals came from a recycler or scrap supplier and 38 stated that they were uncertain if their Specified Minerals came from a recycler or scrap supplier.

•                  We then created a database that associated each of the individual part numbers included in our 36 Product Groups with the Identified Minerals Suppliers that supplied material that was included in those individual parts. Through this analysis, we determined how many of the individual parts constituting each Product Group contained Specified Minerals that were supplied solely by suppliers we had been able to classify as Non-DRC Suppliers.

•                  The result of this analysis was that approximately 65% of the Hittite individual part numbers from our Covered Product Groups included Specified Minerals supplied by suppliers that we had been unable to classify as Non-DRC Suppliers.

Reasonable Country of Origin Conclusion

Because the percentage of individual parts comprising each of our Covered Product Groups that were sourced solely from suppliers we classified as Non-DRC Suppliers was so low, we concluded that the responses obtained in our inquiry were insufficient to provide a reasonable basis for a determination by us either (a) that there is “no reason to believe that any of the necessary minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or (b) that the Specified Minerals “did come from recycled or scrap sources.”

We therefore exercised due diligence on the source and chain of custody of our Specified Minerals, in a manner that we believe conforms to the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Co-operation and Development.

Item 1.02 Exhibit

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Conflict Minerals Report of Hittite Microwave Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HITTITE MICROWAVE CORPORATION

By:	/s/ William W. Boecke
	William W. Boecke	June 2, 2014
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report of Hittite Microwave Corporation